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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)


                           TRICO MARINE SERVICES, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   8961061010
                                 (CUSIP Number)


                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 5, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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SCHEDULE 13D

CUSIP No. 896106101

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Louis M. Bacon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                a[ ]
                                                 b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                        OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

6..      CITIZENSHIP OR PLACE OF ORGANIZATION
                       U.S.

                   7.      SOLE VOTING POWER

                           None

                   8.      SHARED VOTING POWER
NUMBER OF
  SHARES                   922,900
BENEFICIALLY
 OWNED BY
   EACH            9.      SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   None
   WITH

                  10.      SHARED DISPOSITIVE POWER

                           922,900

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   922,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.7%

14.      TYPE OF REPORTING PERSON*
                   IN, IA


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                  This statement amends and supplements the information set
forth in the Schedule 13D (the "Schedule 13D") filed by the Reporting Person (as defined therein) with the Securities and Exchange Commission on December 12, 1997, and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

                  Item 5 is revised and amended in its entirety as set forth below.

                  (a)-(b) On the date of this Statement, Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 922,900 shares of Common Stock by virtue of his control of MCM and MCA. Such shares represent 4.7% of the issued and outstanding shares of Common Stock. Also by virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the shares of Common Stock held by MGI and RIS.

                  The percentages used herein are calculated based upon the 19,683,566 Common Shares stated to be issued and outstanding as of December 3, 1997, as reflected in the Company's Prospectus dated December 3, 1997 included as part of the Company's Registration Statement on Form S-3 (File No. 333-39597).

                  (c) On December 4, 1997, MGI and RIS purchased from the Company in a registered offering 820,000 and 180,000 shares








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of Common Stock, respectively, at a price per share of $28.00. On January 5, 6, and 7, 1998, respectively, MGI and RIS sold, in the aggregate, 19,000, 33,100 and 25,000 shares of the Common Stock held by them in open market transactions. Such transactions were the only transactions effected by the Reporting Person with respect to the Common Stock within the 60 days prior to January 8, 1998.

                  (d) The shareholders of MGI and the partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock held for the account of MGI and RIS, respectively.

                  (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on January 5, 1998.

Item 7.  Material to be Filed as Exhibits

                  The Power of Attorney dated November 28, 1997 granted by Louis
M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson, filed as Exhibit A to the Schedule 13D is hereby incorporated by reference.







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Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 1998

                                        Louis M. Bacon


                                        By: /s/ Stephen R. Nelson
                                        Name: Stephen R. Nelson
                                        Title: Attorney-in-Fact